Exhibit 99.3

May 6, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement Regarding Proposal on the Agenda at the May 23, 2013 Extraordinary

General Meeting of Shareholders of Gazit-Globe Ltd. (the “Company”)

Further to the immediate report (2013-01-051730) that was filed by the Company on May 1, 2013 (English version filed on Exhibit 99.1 to the Form 6-K furnished to the SEC on May 1, 2013), it is hereby further clarified that with respect to the proposal on the agenda of the Extraordinary Shareholders Meeting to be held on May 23, 2013, specifically the approval of the annual bonus grant in the sum of NIS 500,000 to Mr. Arie Mientkavich, Deputy Chairman of the Company, for his service to the Company for the year ending December 31, 2012, the payment of the amount will be divided as follows:

The amount of NIS 320,000 will be paid immediately upon shareholder’s approval. The balance of NIS 180,000 will only be paid following the Company’s adoption of a Company compensation policy as required under Israeli law, provided that the criteria set forth in the Company compensation policy for such payment, as applied to Mr. Mientkavich’s service for the year ending December 31, 2012, has been satisfied.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.